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Capital World Bond Fund
333 South Hope Street
Los Angeles, California  90071
Phone (213) 486-9200

Kimberly S. Verdick
Secretary

November 30, 2009

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Capital World Bond Fund
File Nos. 033-12447 and 811-05104

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on November 2, 2009 to the fund’s Post-Effective Amendment No. 35 to the Registration Statement under the Securities Act of 1933 and Amendment No. 36 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the fund’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on December 1, 2009.

1.         Investment objective – page 1 of the fund’s prospectus

Comment:  Please describe what is meant by “total return” in the fund’s investment objective.

Response:  We have included the following language to the fund’s investment objectives section: “Total return comprises the income generated by the fund and the changes in the market value of the fund’s investments.”

2.         Principal investment strategies – page 2-3 of the fund’s prospectus

Comment:  Please include a statement that the fund will invest at least 80% of its assets in bonds.

Response:   We will update the prospectus to include this language.

3.         Comment:  Please state that the fund may invest a portion of its assets in securities of issuers based outside the U.S., consistent with the fund's name.

Response: We have updated our disclosure to address this comment.

4.         Principal investment strategies – page 3 of the fund’s prospectus

Comment:  The prospectus does not specify any limits on the maturities or durations of securities held by the fund.  Please include the limits if there are any.

Response:   The fund generally has the ability to invest in securities of all maturities and durations.  We will include disclosure to this effect in the “Investment objective, strategies and risks” section of the prospectus.

5.         Principal investment strategies – page 3 of the fund’s prospectus

Comment: If the fund may invest in developing countries as a principal investment strategy, please include this disclosure in the principal investment strategies section.

Response: We will update the prospectus to include this language.

6.         Principal risks – page 3 of the fund’s prospectus

Comment:  Since the fund may invest in securities below investment grade as a principal investment strategy, please provide more descriptive disclosure about the risks of investing in such securities.

Response:   We will provide further detail about the risks of investing in below investment grade securities in the “Principal risks” section of the prospectus.

The changes described above will also be made to the fund’s retirement plan prospectus, to the extent the change applies to that document. Thank you for your consideration of our response to your comments.

If you have any questions please do not hesitate to contact me at (213) 486-9345 or Katie Newhall at (213) 615-0108.

Sincerely,
/s/ Kimberly S. Verdick
Kimberly S. Verdick
Secretary